C.I. Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

SEC MAIL PROCESSING RECEIVED NOV 18 2002 WASH. D.C. 155 SECTION

November 1, 2002

02055966

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549
USA

Dear Sirs:

**Re: CI Fund Management Inc. (formerly C.I. Fund Management Inc.) (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

Please be advised that C.I. Fund Management Inc. changed its name to CI Fund Management Inc. (i.e. no periods in CI) effective October 29, 2002. Enclosed please find a copy of the Articles of Amendment for the company indicating the new name. We would ask that you amend your records accordingly.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

M. Killeen

dlw 11/25

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr1.doc

CI Funds

82-4994

CI Funds

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds reports sales, assets for September

TORONTO (October 2, 2002) – C.I. Fund Management Inc. today reported that its wholly owned subsidiary, CI Mutual Funds Inc., had net redemptions of $124 million in September 2002. Total fee-earning assets were $33.0 billion at September 30, 2002, including mutual fund assets under management of $26.9 billion and segregated fund assets of $1.6 billion.

Significant recent developments included CI's announcement of a proposal to merge 33 funds into other CI funds. The mergers will create larger, more efficient funds and streamline CI's overall fund lineup, while ensuring that CI continues to offer the industry's broadest selection of funds. If approved by unitholders at meetings scheduled for October 10, 2002, and by regulators, the mergers will take place after the close of business on October 11, 2002.

In other matters, CI will hold its Annual and Special Meeting of Shareholders on October 29, 2002, in Toronto.

C.I. Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds.

-30-

For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
C.I. Fund Management Inc.
Tel.: 416-364-1145

82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

TSX Symbol: CIX

FOR IMMEDIATE RELEASE

C.I. FUND MANAGEMENT INC. REPORTS FIRST QUARTER RESULTS

Toronto (October 2, 2002) - C.I. Fund Management Inc. today released unaudited financial results for the three months ended August 31, 2002.

REVIEW OF THE THREE MONTH PERIOD ENDED AUGUST 31

HIGHLIGHTS	2002 (millions except per share amounts)	2001 (millions except per share amounts)	% change
Total Fee-Earning Assets	$35,031	$24,822	41%
Mutual Fund Assets	$30,197	$20,687	46%
Total Revenues	$130.4	$116.2	12%
Income Before Amortization of Goodwill	$17.5	$10.3	70%
Earnings Per Share Before Amortization of Goodwill	$0.09	$0.06	50%
Net Income (Loss)	$17.5	($14.3)	n/a
Earnings (Loss) Per Share	$0.09	($0.08)	n/a
Diluted Earnings (Loss) Per Share	$0.09	($0.08)	n/a
EBITDA*	$77.2	$68.9	12%
EBITDA* Per Share	$0.39	$0.38	3%
Diluted EBITDA Per Share	$0.38	$0.37	3%

*EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, management believes that most of its shareholders, creditors, other stakeholders and analysts prefer to analyze CI's results based on this performance measure.

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

Operating Review

The first quarter of fiscal 2003 saw a continuation of the bear market of the last two years. Additional corporate scandals and weak economic data resulted in significant declines in all major indexes. During the period May 31, 2002, to August 31, 2002, the S&P 500 Index fell 13.8%, the Nasdaq Composite Index dropped 18.5%, the Dow Jones Industrial Average lost 17.3%, the S&P/TSX Composite Index fell 13.3% and the MSCI World Index declined 13.8% – making it one of the most difficult periods for investors in decades.

The effects of the market decline on CI were twofold. First, most of CI's funds were affected, given that CI's asset mix is dominated by equity funds with significant exposure to all major markets. Second, investor confidence continued to erode, all but eliminating any new investment into securities, including mutual funds.

On the positive side, on July 25, 2002, CI completed the purchase of Spectrum Investment Management Limited ("Spectrum"), the mutual fund subsidiary of Sun Life Assurance Company of Canada, and Clarica Diversico Ltd. ("Diversico"), the mutual fund subsidiary of Clarica Life Insurance Company, from Sun Life and Clarica. These companies had $11.7 billion in mutual fund and segregated fund assets at the close of the transaction. In addition, CI receives preferred access for its products to more than 4,000 Clarica agents and managers. In exchange, Sun Life received approximately 71.2 million common shares of CI, which represented 30% of CI based on CI shares outstanding at July 25, 2002. The transaction was valued at $652 million, based on a weighted average share price of $9.15 on July 24, 2002.

As a result of the acquisition and despite the negative effect of the market declines, CI's mutual fund assets increased by 48% during the quarter to $30.2 billion. This represents growth of 46% from August 31, 2001. Total fee-earning assets rose 36% during the quarter from $25.7 billion to $35.0 billion (including $1.7 billion of segregated fund assets). Compared with August 31, 2001, total fee-earning assets were up 41% as a result of the assets acquired from Sun Life and the addition of $925 million in institutional assets managed by CI's U.S. subsidiaries. Average mutual fund and segregated fund assets were $23.8 billion for the quarter, up 11% from $21.4 billion in the first quarter of fiscal 2002. Average assets for the first quarter of fiscal 2003 are significantly below assets at the quarter-end due to the acquisition of Spectrum and Diversico on July 25, 2002.

CI experienced net redemptions of $241.6 million during the quarter, compared with net sales of $196.8 million in the first quarter of fiscal 2002. This change reflected the decline in gross sales due to continuing poor equity markets, the addition of the Spectrum assets, which were experiencing net redemptions, and an increase in redemptions of CI's funds. Investors continued to shy away from the growth-oriented funds that are among CI's largest funds. On the other hand, CI's value-oriented funds, such as the Harbour Funds under portfolio manager Gerry Coleman, continue to attract new investors in response to their strong performance.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

Selling, general and administrative expenses net of those recovered from the funds were $4.6 million, up 7% from $4.3 million in the prior year. CI was able to significantly reduce discretionary and redundant marketing and corporate expenditures (which constitutes the majority of net selling, general and administrative expenses) related to the Spectrum and Diversico businesses immediately following the acquisition. It should be noted that in prior years, CI reported expenses recovered from the funds as revenue, while explaining that the revenues were a cost recovery. In order to enhance the presentation and calculation of net selling, general and administrative expenses, expenses recovered from the funds are now presented as a reduction of total selling, general and administrative expenses.

Investment adviser fees rose by 13% from $10.5 million in fiscal 2002 to $11.9 million in fiscal 2003. The increase was consistent with the increase in mutual and segregated fund assets but does not reflect the synergies that CI expects to achieve in rationalizing its combined roster of investment advisers.

Trailer fees rose from $25.5 million in fiscal 2002 to $30.7 million in fiscal 2003, an increase of 20%. This exceeded the increase in average mutual and segregated fund assets due to the high percentage of front-end-load assets of the Diversico funds relative to the CI funds. Front-end-load assets generally pay trailer fees at a higher level than deferred-load assets, but do not require the payment of commissions up front.

Distribution fees from limited partnerships declined from $3.0 million to $2.0 million due to the effects of market declines and to redemptions associated with assets funded by the limited partnerships.

Amortization of deferred sales commissions fell from $50.3 million to $47.3 million, as the commissions from CI's record sales in fiscal 2000 and 2001 are becoming fully amortized under CI's amortization period of 36 months.

Interest expense was essentially unchanged from fiscal 2002 to fiscal 2003 at $1.0 million. Other expenses rose slightly from $2.6 million in fiscal 2002 to $3.2 million in fiscal 2003, primarily reflecting increased expenses associated with CI's third-party processing and the management of significantly higher institutional assets at CI's U.S. subsidiaries. As no options have been granted in fiscal 2003, there is no effect on the financial statements under the new accounting recommendations for stock-based compensation.

Total expenses for the quarter were $100.8 million, an increase of 3% from $97.4 million in fiscal 2002. This compares favourably with the 12% increase in revenues.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

Income before taxes and amortization of goodwill was $28.4 million for the quarter ended August 31, 2002, an increase of 67% from the prior year.

Net income for the period was $17.5 million, compared with a net loss of $14.3 million. In fiscal 2002, CI amortized $24.6 million of goodwill during the quarter. Under new accounting recommendations adopted by CI, goodwill is no longer amortized. As such, there was no amortization of goodwill in the first quarter of fiscal 2003.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $77.2 million ($0.39 per share) for the quarter, an increase of 12% from $68.9 million ($0.38 per share) in fiscal 2002. EBITDA, free cash flow and operating profit margin are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to analyze CI's results based on these performance measures.

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $37.7 million.

CI's operating margin (management fees less trailer fees, investment adviser fees and net selling, general and administrative expenses) was 1.04% for the quarter, down from 1.12% in the prior year. The decrease was attributable to management fee margins, which were down slightly from 1.87% to 1.83%, and to trailer fees, which rose from 0.47% to 0.51%. Net selling, general and administrative expenses and investment adviser expenses were essentially unchanged at 0.08% and 0.20%, respectively.

Debt, net of cash and marketable securities, was $130.0 million, up from $70.0 million at August 31, 2001. The additional debt was used primarily to finance the repurchase of CI common shares. In the first quarter of fiscal 2003, CI spent $82.2 million to buy back 7.9 million shares at an average price of $10.41 per share. At August 31, 2002, CI had essentially completed its normal course issuer bid for the period ending May 26, 2003.

At August 31, 2002, 73% of CI's mutual fund assets had been financed on a deferred-sales-charge basis with terminal redemption fees of $750 million. In addition, of the total $30.2 billion in mutual fund assets at August 31, 2002, $124 million was in Class F Funds (no trailer fees) and $2.3 billion was in Class I Funds (negotiated management fees).

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

Outlook

The bear market of the past two years has continued since the end of the quarter and has had a negative effect on the consolidated fee-earning assets of CI. An increase in asset levels depends on an improvement in the global investment climate along with market growth and renewed investor interest. Nevertheless, CI is making every effort to realize the synergies available from the acquisition of Spectrum and Diversico, and has already achieved significant cost savings. CI continues to look for opportunities to grow its business despite the uncertain markets and to take action to increase shareholder value.

The Board of Directors declared a quarterly cash dividend of $0.08 per common share payable on December 13, 2002, to shareholders of record on December 1, 2002, reflecting CI's continuing strong free cash flow.

For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
Telephone: (416) 364-1145

news release

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

C.I. Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the three months ended August 31, (unaudited)

	2002 $	2001 $
REVENUE		
Management fees	**109,650,085**	100,524,778
Administration fees and other income	**7,527,204**	5,841,384
Redemption fees	**13,181,759**	9,470,916
Performance fees	**—**	367,900
	130,359,048	116,204,978
EXPENSES		
Selling, general and administrative	**24,567,750**	19,871,528
Less: expenses recovered from funds	**(19,975,294)**	(15,523,354)
Net selling, general and administrative	**4,592,456**	4,348,174
Investment adviser fees	**11,866,691**	10,474,257
Trailer fees	**30,694,125**	25,545,977
Distribution fees to limited partnerships	**2,035,911**	3,022,067
Amortization of deferred sales commissions	**47,312,495**	50,339,809
Interest on long-term debt	**1,017,648**	1,080,519
Other	**3,249,821**	3,046,713
	100,769,147	97,857,516
Minority interest	**1,171,407**	1,374,177
Income before income taxes and amortization of goodwill	**28,418,494**	16,973,285
Provision for income taxes		
Current	**23,112,314**	1,822,526
Future	**(12,215,115)**	4,856,833
	10,897,199	6,679,359
Income before amortization of goodwill	**17,521,295**	10,293,926
Amortization of goodwill	**—**	24,567,611
Net income (loss) for the period	**17,521,295**	(14,273,685)
Deficit, beginning of period	**(236,689,593)**	(45,699,810)
Cost of shares repurchased in excess of stated value	**(68,640,568)**	(33,970,280)
Dividends declared	**(8,475,024)**	(1,810,597)
Deficit, end of period	**(296,283,890)**	(95,754,372)
Earnings per share before amortization of goodwill	**0.09**	0.06
Diluted earnings per share before amortization of goodwill	**0.09**	0.06
Earnings (loss) per share	**0.09**	(0.08)
Diluted earnings (loss) per share	**0.09**	(0.08)

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

C.I. Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended August 31, (unaudited)

	2002 $	2001 $
OPERATING ACTIVITIES		
Net income (loss)	**17,521,295**	(14,273,685)
Add (deduct) items not involving cash		
Depreciation and amortization	**434,760**	25,117,452
Future income taxes	**(12,215,115)**	4,856,833
Amortization of deferred sales commissions	**47,312,495**	50,339,809
Gain on sale of marketable securities	**(245,128)**	—
Minority interest	**1,171,407**	1,374,177
	53,979,714	67,414,586
Net change in non-cash working capital balances related to operations	**(51,349,471)**	(17,846,326)
Cash provided by operating activities	**2,630,243**	49,568,260
INVESTING ACTIVITIES		
Additions to capital assets	**(111,871)**	(307,796)
Purchase of marketable securities	**(43,623,608)**	(16,975,435)
Proceeds on sale of marketable securities	**4,741,676**	3,295,000
Sales commissions	**(15,149,629)**	(24,665,185)
Dispositions of other assets	—	1,146,423
Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs	**9,743,775**	—
Cash used in investing activities	**(44,399,657)**	(37,506,993)
FINANCING ACTIVITIES		
Long-term debt	**131,000,000**	31,000,000
Repurchase of share capital	**(82,226,047)**	(39,419,694)
Issuance of share capital	**1,306,814**	2,210,896
Distributions to minority interest	**(1,514,264)**	(1,602,750)
Dividends paid to shareholders	**(8,475,024)**	(1,810,597)
Cash provided by (used in) financing activities	**40,091,479**	(9,622,145)
Net increase (decrease) in cash during the period	**(1,677,935)**	2,439,122
Cash, beginning of period	**3,108,213**	40,561
Cash, end of period	**1,430,278**	2,479,683
Operating cash flow per share	0.27	0.37
Diluted operating cash flow per share	0.27	0.36

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

C.I. Fund Management Inc.

CONSOLIDATED BALANCE SHEETS

	As at August 31, 2002 (unaudited) $	As at May 31, 2002 $
ASSETS		
Current		
Cash	**1,430,278**	3,108,213
Marketable securities	**81,983,764**	42,437,124
Accounts receivable and prepaid expenses	**57,345,304**	16,959,402
Total current assets	**140,759,346**	62,504,739
Capital assets	**6,494,924**	2,627,477
Deferred sales commissions, net of accumulated amortization of $336,092,119 (May 31, 2002 - $323,507,788)	**227,092,761**	221,892,159
Fund management contracts	**432,581,803**	—
Goodwill	**254,716,153**	—
Other assets	**3,518,011**	3,717,211
	1,065,162,998	290,741,586
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**52,604,782**	32,486,690
Income taxes payable	**15,571,555**	36,520,643
Total current liabilities	**68,176,337**	69,007,333
Deferred lease inducements	**3,588,283**	1,656,425
Long-term debt	**213,500,000**	82,500,000
Future income taxes	**140,543,887**	77,643,569
Total liabilities	**425,808,507**	230,807,327
Minority interest	**2,831,231**	3,174,090
Shareholders' equity		
Share capital	**932,807,150**	293,449,762
Deficit	**(296,283,890)**	(236,689,593)
Total shareholders' equity	**636,523,260**	56,760,169
	1,065,162,998	290,741,586

82-4994

CI Funds

TSX Symbol: CIX

FOR IMMEDIATE RELEASE

CI completes mutual fund mergers

TORONTO (October 15, 2002) – CI Mutual Funds Inc. ("CI") announced today that it has successfully completed the merger of 33 mutual funds.

"We have reduced duplication within our lineup while maintaining our industry-leading selection of funds," said Peter W. Anderson, CI President. "More importantly, the mergers have created larger, more efficient funds, which will lead to savings for unitholders."

The mergers follow the acquisition in July of Spectrum Investment Management Limited, Clarica Diversico Ltd., and the segregated fund businesses of Clarica Life Insurance Company and Sun Life Assurance Company of Canada. Unitholders of the funds approved the mergers at meetings held on October 10, 2002, in Toronto. The mergers were effective at the close of the business on October 11, 2002:

Terminated Fund		Continuing Fund
CI Canadian Balanced Fund	→	Signature Canadian Balanced Fund
CI Canadian Growth Fund	→	Signature Select Canadian Fund
CI Canadian Sector Fund	→	Signature Select Canadian Sector Fund
CI Global Business-to-Business (B2B) Sector Fund	→	CI Global Technology Sector Fund
CI Global Business-to-Business (B2B) RSP Fund	→	CI Global Technology RSP Fund
CI Global Focus Value Sector Fund	→	CI Global Value Sector Fund
CI Global Focus Value RSP Fund	→	CI Global Value RSP Fund
CI Latin American Fund	→	CI Emerging Markets Fund
CI Latin American RSP Fund	→	CI Emerging Markets RSP Fund
CI Latin American Sector Fund	→	CI Emerging Markets Sector Fund
Signature Canadian Fund	→	Signature Select Canadian Fund
Signature Canadian Sector Fund	→	Signature Select Canadian Sector Fund
Spectrum Canadian Money Market Fund	→	CI Money Market Fund
Spectrum Canadian Resource Fund	→	Signature Canadian Resource Fund
Spectrum Canadian Small-Mid Cap Fund	→	CI Canadian Small Cap Fund *(formerly Spectrum Canadian Growth Fund)*
Spectrum Emerging Markets Fund	→	CI Emerging Markets Fund
Spectrum Global Bond Fund	→	CI Global Bond Fund *(formerly CI World Bond Fund)*
Spectrum Global Diversified Fund	→	CI International Balanced Fund
Spectrum Global Financial Services Fund	→	CI Global Financial Services Sector Fund
Spectrum RRSP Global Financial Services Fund	→	CI Global Financial Services RSP Fund
Spectrum Global Growth Fund	→	CI Global Small Companies Fund *(formerly Signature Global Small Companies Fund)*
Spectrum RRSP Global Growth Fund	→	CI Global Small Companies RSP Fund

Terminated Fund		Continuing Fund
		(formerly Signature Global Small Companies RSP Fund)
Spectrum Global Growth Portfolio	→	CI Global Growth Portfolio *(formerly CI Growth Portfolio)*
Spectrum Global Health Sciences Fund	→	CI Global Health Sciences Sector Fund
Spectrum RRSP Global Health Sciences Fund	→	CI Global Health Sciences RSP Fund
Spectrum Global Telecommunications Fund	→	CI Global Telecommunications Sector Fund
Spectrum RRSP Global Telecommunications Fund	→	CI Global Telecommunications RSP Fund
Spectrum Optimax USA Fund	→	CI American Value Fund *(formerly Spectrum American Value Fund)*
Spectrum RRSP World Equity Fund	→	CI TACTONICS RSP Fund *(formerly Spectrum RRSP TACTONICS Fund)*
Spectrum World Growth Managers Fund	→	CI Global Managers Sector Fund
Spectrum RRSP World Growth Managers Fund	→	CI Global Managers RSP Fund
Spectrum Savings Fund	→	CI Money Market Fund
Spectrum US Dollar Money Market Fund	→	CI US Money Market Fund

CI is a wholly owned subsidiary of C.I. Fund Management Inc., an independent, Canadian-owned investment management company with $33 billion in fee-earning assets as of September 30, 2002. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds.

-30-

For further information please contact:

Peter W. Anderson
President
CI Mutual Funds Inc.
Tel.: (416) 364-1145

82-4994

CI Funds

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds announces portfolio management changes to the Clarica mutual funds

TORONTO (October 30, 2002) – CI Mutual Funds Inc. ("CI") today announced portfolio management changes to 23 Clarica-branded mutual funds.

"These changes are part of our plan to streamline and strengthen our fund manager lineup while ensuring that investors in the Clarica-branded funds have a broad selection of the best available portfolio managers representing a variety of mandates," said Peter W. Anderson, CI President.

The moves follow the acquisition of Clarica Diversico Ltd., Spectrum Investment Management Limited, and the segregated fund businesses of Clarica Life Insurance Company and Sun Life Financial Services of Canada Inc. by CI's parent company, CI Fund Management Inc., on July 25, 2002.

The portfolio management changes were effective October 26, 2002. Other changes to the Clarica-branded funds that have already taken place are the appointment of Bill Miller, CEO of Legg Mason Funds Management Inc., as portfolio manager of Clarica Premier American Fund, and the appointment of Eric Bushell, Chief Investment Officer of the Signature Group of CI, as portfolio manager of Clarica Canadian Diversified Fund and Clarica Diversifund 40, all effective August 28, 2002.

The most recent portfolio management changes are as follows:

Fund	New Manager	Previous Manager
Canadian Equity		
Clarica Canadian Growth Equity Fund	Kim Shannon, Sionna Investment Managers Inc.*	AGF Funds Inc.
Clarica Summit Canadian Equity Fund	Gerry Coleman, Harbour Group, CI Mutual Funds Inc.	Mackenzie Financial Corporation
Clarica Alpine Growth Equity Fund	Bob Lyon, Signature Group, CI Mutual Funds Inc.	AGF Funds Inc.
Clarica Growth Fund	Bob Lyon, Signature Group, CI Mutual Funds Inc.	AMI Partners Inc.
American Equity		
Clarica US Growth Equity Fund	Bill Miller, Legg Mason Funds Management, Inc.	State Street Research & Management Company
Clarica Amerifund	William Priest, Steinberg Priest & Sloane Capital Management, LLC	Perigee Investment Counsel Inc.
Clarica US Small Cap Fund	William Priest, Steinberg Priest & Sloane Capital Management, LLC	State Street Research & Management Company

International Equity		
Clarica Summit Foreign Equity Fund	Gerry Coleman, Harbour Group, CI Mutual Funds Inc.	Mackenzie Financial Corporation
Clarica Premier International Fund	John Hock, Altrinsic Advisors, LLC	Perigee Investment Counsel Inc.
Regional or Sector Equity		
Clarica European Equity Fund	Nandu Narayanan, Trident Investment Management, LLC	Perigee Investment Counsel Inc.
Clarica Alpine Asian Fund	Nandu Narayanan, Trident Investment Management, LLC	AGF Funds Inc.
Clarica Asia and Pacific Rim Equity Fund	Nandu Narayanan, Trident Investment Management, LLC	KBSH Capital Management Inc.
Clarica Premier Emerging Markets Fund	Nandu Narayanan, Trident Investment Management, LLC	Perigee Investment Counsel Inc.
Clarica Alpine Canadian Resources Fund	Bob Lyon, Signature Group, CI Mutual Funds Inc.	AGF Funds Inc.
Clarica Global Science &Technology Fund	André Desautels, CI Global Advisors LLP	AIM Funds Management Inc.
Balanced		
Clarica Conservative Balanced Fund	Eric Bushell, Signature Group, CI Mutual Funds Inc.	Perigee Investment Counsel Inc.
Clarica Summit Growth and Income Fund	Gerry Coleman, Harbour Group, CI Mutual Funds Inc.	Mackenzie Financial Corporation
Fixed Income		
Clarica Money Market Fund	CI Mutual Funds Inc.	Perigee Investment Counsel Inc.
Clarica Short Term Bond Fund	Jeff Herold, J. Zechner Associates Inc.	Perigee Investment Counsel Inc.
Clarica Bond Fund	Jeff Herold, J. Zechner Associates Inc.	Perigee Investment Counsel Inc.
Clarica Summit Dividend Growth Fund	Eric Bushell, Signature Group, CI Mutual Funds Inc.	Mackenzie Financial Corporation
Clarica Premier Mortgage Fund	Ben Cheng, Signature Group, CI Mutual Funds Inc.	Perigee Investment Counsel Inc.
Clarica Global Bond Fund	William Sterling, CI Global Advisors LLP	Perigee Investment Counsel Inc.

** Pending regulatory approval of Sionna, Ms. Shannon is employed directly by CI.*

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned investment management company with approximately $33 billion in fee-earning assets as of September 30, 2002. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds.

For further information, contact:
Peter W. Anderson
President
CI Mutual Funds Inc.
Tel.: 416-364-1145

82-4994

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1061830

Ministry of Consumer and Business Services
Ontario

Ministère des Services aux consommateurs et aux entreprises

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents status entrent en vigueur le

OCTOBER 2 9 OCTOBRE, 2002

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

SEC MAIL PROCESSING RECEIVED NOV 18 2002 WASH, D.C. SECTION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

C.I. FUND MANAGEMENT INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

CI FUND MANAGEMENT INC.

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

1994-Jan-14

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number (or minimum and maximum number) of directors is/are: *Nombre (ou nombres minimal et maximal) d'administrateurs :*	number *nombre*	or *ou*	minimum *minimal*	and *et*	maximum *maximal*

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

RESOLVED that the name of the Corporation is changed to CI Fund Management Inc.

6. The amendment has been duly authorized as required by sections 168 ~~and 170 (as applicable)~~ of the *Business Corporations Act.*
La modification a été dûment autorisée conformément aux articles 168 ~~et 170 (selon le cas)~~ de la Loi sur les sociétés par actions.

7. The resolution authorizing the amendment was approved by the shareholders~~/directors (as applicable)~~ of the corporation on
Les actionnaires ~~ou les administrateurs (selon le cas)~~ de la société ont approuvé la résolution autorisant la modification le

2002-Oct-29

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

C.I. FUND MANAGEMENT INC.

(Name of Corporation)
(Dénomination sociale de la société)

(If the name is to be changed by these articles set out current name)
(Si l'on demande un changement de nom, indiquer ci-dessus la dénomination sociale actuelle).

By/
Par : M. Killeen

(Signature)
(Signature)
Michael J. Killeen

SVP, General Counsel and Corp. Sec.

(Description of Office)
(Fonction)